

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 25, 2017

Via E-mail
Mr. Michael Ptasznik
Chief Financial Officer
Nasdaq, Inc.
One Liberty Plaza,
New York, New York 10006

> **Re: Nasdaq, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed on March 1, 2017**
> **File No. 000-32651**

Dear Mr. Ptasznik:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities